Exhibit 5.1

KPMG LLP	Telephone	(416) 777-8500
Bay Adelaide Centre	Fax	(416) 777-8818
333 Bay Street Suite 4600	Internet	www.kpmg.ca
Toronto ON M5H 2S5

Consent of Independent Registered Public Accounting Firm

The Board of Directors

Norbord Inc.

We consent to the use of our audit report dated January 27, 2016, on the financial statements of Norbord Inc., which comprise the consolidated balance sheets as at December 31, 2015, December 31, 2014 and January 1, 2014, the consolidated statements of earnings, comprehensive income, changes in shareholders’ equity and cash flows for the years ended December 31, 2015 and December 31, 2014, and notes, comprising a summary of significant accounting policies and other explanatory information, which are incorporated by reference in this registration statement and the accompanying prospectus and to the reference to our firm under the heading “Auditors, Transfer Agent, Registrar and Trustee” in the prospectus.

/s/ KPMG LLP

January 11, 2017

Toronto, Canada